

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 3, 2010

Brian T. Moynihan
Chief Executive Officer, President and Director
Bank of America Corporation
Bank of America Corporate Center
100 N. Tryon Street
Charlotte, NC 28255

>   **RE: Bank of America Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed February 26, 2010**
>   **File No.: 001-06523**

Dear Mr. Moynihan:

We have reviewed the above-referenced filing as well as your response letter dated February 23, 2010 and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Credit Risk Management, page 54

1.   We note your disclosure that certain short-term mortgage loan modifications where you expect to collect full contractual principal and interest are not

considered troubled debt restructurings. Please provide us with the following as it relates to these loan modifications:

- Describe the key features of these short-term modification programs, including a description of the significant terms modified and the typical length of each of the modified terms;

- Explain in further detail how the terms are modified under the programs, yet you still expect to collect full contractual principal and interest on the loans. As part of your response, please confirm that your disclosure refers to your ability to collect the full contractual principal and interest on the *original* terms of the modified loan;

- Describe the scenarios where you would use these short-term loan modifications as opposed to the longer-term modifications made under the Making Home Affordable Programs, or other company-created programs;

- Discuss the success rates of these short-term modification programs, and provide a discussion of whether these short-term modifications often result in more permanent or longer-term modifications being made in the future for these loans;

- Quantify the amounts of loans that have been modified using this type of workout strategy in each period presented. Clarify whether these short-term modifications are only made on mortgage loans or various types of loans;

- Provide additional analysis supporting your conclusion that these short-term modifications should not be classified as troubled debt restructurings;

- Tell us how the loans are classified (performing vs. non-performing) and whether they continue to accrue interest; and

- Describe whether these loans are included in your ASC 450-20 (SFAS 5) or ASC 310-10 (SFAS 114) impairment analysis.

Commercial Portfolio Credit Risk Management

Commercial Credit Portfolio – Commercial Real Estate, page 67

2.   We note that your loan portfolio includes $69.4 billion of commercial real estate loans which are made primarily to public and private developers, homebuilders and commercial real estate firms. Given the relatively high level of credit risk typically associated with these types of lending products, please tell us and

consider revising future filings to disclose the following information to the extent that you have a significant amount of construction loans with interest reserves:

- The amount of interest reserves recognized during the periods presented, the amount of capitalized interest recorded in your loan portfolio, and the amount of these loans that are non-performing;

- Your policy for recognizing interest income on these loans;

- How you monitor the projects throughout their lives to make sure the properties are moving along as planned to ensure appropriateness of continuing to capitalize interest;

- Whether you have extended, renewed or restructured terms of the related loans and the reasons for the changes;

- Your underwriting process for these loans and any specific differences as compared to loans without interest reserves; and

- Whether there were any situations where additional interest reserves were advanced to keep a loan from becoming nonperforming.

3.   Please tell us and consider revising your future filings to disclose whether you have performed any commercial real estate or other type of loan workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of workouts, provide us with and revise your future filings to disclose the following:

- Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented.

- Discuss the benefits of this workout strategy, including the impact on interest income and credit classification.

- Discuss the general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates.

- Clarify whether the B note is immediately charged-off upon restructuring.

- Describe your nonaccrual policies at the time of modification and subsequent to the modification. Specifically disclose whether you consider the total amount contractually due in your non-accrual evaluation and how you consider the borrower's payment performance prior to the modification.

- Confirm that the A note is classified as a troubled debt restructuring and explain your policy for removing such loans from troubled debt restructuring classification.

4.   Please tell us and consider revising your future filings to disclose, whether you have noticed an increase in any loan categories such as commercial real estate or construction loans that have been extended at maturity for which you have not considered the loans to be impaired due to the existence of guarantees. If so, provide us with the following information and consider enhancing your disclosure in future filings accordingly:

- The types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

- To the extent you extend commercial loans at or near maturity at the existing loan rate due to the existence of a guarantee, tell us how you consider whether it is a troubled debt restructuring;

- In detail, how you evaluate the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;

- How many times you have sought performance under the guarantee discussing the extent of the successes. As part of your response, discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee; and

- Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees.

Table VII – Allowance for Credit Losses, page 102

5.   We note your response to comment two of our letter dated January 29, 2010 and the inclusion of footnote (3) to Table VII which discloses the ratio of the allowance for loan and lease losses to nonperforming loans and leases, adjusted to exclude the allowance related to purchased impaired loans. In future filings,

please ensure to provide this additional disclosure throughout your filing wherever you disclose the allowance to nonperforming loans ratio.

6.   As a related matter, we note your response to comment one of our letter dated January 29, 2010 as it relates to your presentation of the allowance to nonperforming loans ratio. We continue to believe that more transparency is needed around your presentation of this ratio given that a significant amount of the allowance included in the numerator is allocated to loan types that are excluded from nonperforming loans in the denominator. Accordingly, when presenting this ratio in your future filings, please include disclosure which quantifies the amount of the allowance allocated to loan types that are not included in the nonperforming loans denominator. Consistent with the comment above, ensure to provide this additional disclosure throughout your filing wherever you disclose the allowance to nonperforming loans ratio.

Note 1 – Summary of Significant Accounting Policies

Allowance for Credit Losses, page 122

7.   We note your disclosure that your allowance for certain homogeneous loan portfolios (including consumer real estate and presumably home equity loans) is based on aggregated portfolio segment evaluations generally by product type. We also note your disclosure on page 58 regarding the elevated risk characteristics of your home equity portfolio, which include high refreshed LTVs (in many cases in excess of 100%), second lien position, 2006-2007 vintages, and geographic location. Given the relatively high level of credit risk associated with these types of lending products, please tell us and revise your disclosure in future filings to provide a more robust description of your allowance methodology for your home equity loan portfolio. Specifically disclose how you take into consideration housing price depreciation, and the homeowners' loss of equity in the collateral, in your allowance for loan losses for home equity loans. In this regard, discuss the basis for your assumptions about housing price depreciation and explain how collateral valuations are incorporated into your model given that you evaluate these loans as a pool rather than on a loan-by-loan basis.

8.   We note your disclosure that impairment on loans that are solely dependent on the collateral for repayment is measured based on the estimated fair value of the collateral less costs to sell. We also note your response to comment three of our letter dated January 29, 2010 related to your decision to use third party appraisals to measure impairment on certain mortgage loans secured by vacant lots instead of an automated valuation methodology (AVM) or other index value. Please tell us and revise your future filings to provide comprehensive disclosure describing the methods used to estimate the fair value of the collateral securing your collateral-dependent impaired loans and other real estate owned. Furthermore, in light of your determination that AVMs in the lot-loan sector have been less

reliable in the current market environment, also describe the procedures you perform to validate the results of alternative valuation methodologies that are not based on current appraisal data, such as AVMs and other indexes, and disclose how often you perform such validation procedures.

Note 5 – Securities, page 136

9.   We note your disclosure on page 137 concerning your methodology for assessing your non-agency residential mortgage-backed securities for other-than-temporary impairment (OTTI). While we acknowledge that a significant portion of your unrealized losses are concentrated in these types of securities, as of December 31, 2009 approximately 45% of the gross unrealized losses in your AFS investment portfolio are attributable to other investment categories. Therefore, in the interest of transparency, *for each major security type* please tell us and revise your disclosure in future filings to provide a robust discussion of the information considered in concluding that such securities were not OTTI. In this regard, for your AFS debt securities address your consideration of the guidance set forth in paragraphs 33A – 33I of ASC 320-35, and if applicable, describe the models and assumptions used to measure credit-related impairment. For your AFS marketable equity securities discuss your consideration of the impairment factors set forth in SAB Topic 5M.

Note 6 – Outstanding Loans and Leases, page 140

10.   We note your disclosure on page 141 regarding the renegotiation of credit card and consumer lending loans with customers that are experiencing financial difficulty. Please provide us with the following as it relates to these loan modifications:

- Explain how these types of loans are renegotiated, including a description of the significant terms modified;

- Compare and contrast the circumstances under which you would consider the modifications to be temporary or permanent in nature and whether these would be classified as troubled debt restructurings;

- Explain whether any loan would revert back to its original terms during a temporary modification period if consecutive late payments are made or if other terms of the modified agreement are violated. To further enhance our understanding of this process, please provide an example with an accompanying timeline explaining what triggering events would lead to such a change in status (classification) and discuss how these events would impact the accounting for the loan, including the specific loan pools used for establishing the allowance, as well as the classification and presentation in your Industry Guide III data; and

- Describe whether these loans are included in your ASC 450-20 (SFAS 5) or ASC 310-10 (SFAS 114) impairment analysis. If changes in terms, payments or classification impact either of these analyses, please explain how and when these calculations would be impacted.

11. As a related matter, please revise your future filings to enhance your disclosure surrounding your credit card and consumer lending modification programs. In this regard, provide the following:

- To the extent you have several different types of programs offered to your credit card and consumer lending customers (e.g., consumer credit counseling programs, temporary hardship concessions, permanent workout programs, etc.), include tabular disclosure of the amount of gross loans included in each of your loan modification programs, detailed by loan category and performing versus nonperforming status; and

- Provide a narrative disclosure addressing success with the different types of concessions offered on your credit card and consumer loans.

Note 8 – Securitizations, page 143

12. We note your response to comment six of our letter dated January 29, 2010 and the related disclosures provided on pages 5, 32, 57, 70 and 144 regarding your repurchase reserves for representations and warranties. We continue to believe that disclosure of the amount of your liability for representations and warranties will provide transparent and meaningful information particularly given the significant increase in representations and warranties expense recording in 2009 and the increased volume of these types of claims in the current market environment. We believe that this information can be provided in such a way (e.g., in total as opposed to by counterparty) so as not to negatively impact your ability to negotiate fair settlements on future claims. Furthermore, this type of disclosure is not uncommon in your industry. Therefore, please advise and revise your future filings accordingly.

13. As a related matter, please revise your future filings to provide the disclosures required by paragraphs 3-5 of ASC 450-20-50 as it relates to your representations and warranties exposure. In particular, to the extent that it is at least reasonably possible that an exposure to loss exists in excess of amounts accrued, please revise to disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Furthermore, we remind you of the requirement in Item 303 of Regulation S-K to discuss any known trends or uncertainties that you may reasonably expect to have a material favorable or unfavorable impact on your income from operations, liquidity and capital resources. In this regard, please revise your MD&A in future filings to more

thoroughly discuss the risks and uncertainties associated with developing your estimated liability for representations and warranties, particularly in situations where you have limited experience dealing with certain counterparties.

Note 14 – Commitments and Contingencies, page 158

14.   We note your disclosures beginning on page 160 regarding the various litigation matters to which the Company is exposed. We also note that in the majority of these situations, you have not disclosed either:

　　　　(i)   the possible loss or range of loss; or
　　　　(ii)   a statement that an estimate of the loss cannot be made.

In this regard, while we acknowledge previous discussions with the Staff on this matter, we do not believe that general boilerplate disclosure indicating that losses may be higher than reserves currently accrued by the Company or disclosure indicating that the outcome of a matter may be material to your operating results for a particular period satisfies the criteria in ASC 450 (formerly SFAS 5). ASC 450 indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Additionally, we note that in instances where an accrual may have been recorded as all of criteria in ASC 450-20-25-2 have been met, you have not disclosed the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for each particular litigation matter. Please revise your disclosures beginning in the first quarter Form 10-Q to include all of disclosures required by paragraphs 3-5 of ASC 450-20-50.

15.   We note your disclosure on page 144 that under your representations and warranties you may be required to repurchase a loan with identified defects as well as indemnify or provide other recourse to the investor or insurer. Please tell us whether you are aware of any pending or threatened litigation initiated by investors or purchasers of mortgage-backed securities, including but not limited to claims alleging breaches of representations and warranties on the underlying loan sales. If so, revise your disclosure in future filings to provide the disclosures required by ASC 450-20-50 as it relates to this loss contingency and advise us as to any amounts accrued.

Note 17 – Employee Benefit Plans, page 176

16.   We note that you present your corporate and legacy company pension plans on an aggregated basis (referred to as Qualified Pension Plans) in your tabular disclosures on pages 178 – 181. Please revise your future filings to provide the disclosures required by ASC 715-20-50-3 to the extent that any of these plans have accumulated benefit obligations in excess of the fair value of plan assets at the measurement date.

17.   As a related matter, we note that the non-U.S. pension plans assumed in the Merrill Lynch acquisition have been aggregated with certain other plans in your Nonqualified and Other Pension Plans disclosure. Please consider the need to provide separate disclosure of these foreign plans in your future filings to the extent that the benefit obligations of the foreign plans are significant relative to your total benefit obligation or in the event those plans use significantly different assumptions. Refer to ASC 715-20-50-4.

Executive Compensation, page 204 (as incorporated from page 38 of Schedule 14a)

18.   We are aware of the Federal Reserve's "horizontal review" of compensation practices at large, complex banking organizations. Taking into consideration any discussions you have had with other regulators, please confirm that you continue to believe that the risks arising from your compensation policies and practices for employees are not reasonably likely to have a material adverse effect on you.

*   *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela Connell, Senior Accountant, at (202) 551-3426, or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have any questions regarding accounting-related comments. For all other questions, contact Gregory Dundas, Attorney-Adviser, at (202) 551-3436 or me at (202) 551-3464.

Sincerely,

Kathryn McHale
Senior Attorney